Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on June 30, 2016. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Diversified Income & Convertible:
Election of Alan Rappaport – Class I to serve until the annual meeting for the 2019-2020 fiscal year*	1,200,000	0
Election of James A. Jacobson – Class II to serve until the annual meeting for the 2017-2018 fiscal year*	1,200,000	0
Election of Hans W. Kertess – Class I to serve until the annual meeting for the 2019-2020 fiscal year	10,201,229	169,318
Election of William B. Ogden, IV – Class I to serve until the annual meeting for the 2019-2020 fiscal year	10,197,245	173,302
Election of Davey S. Scoon – Class I to serve until the annual meeting for the 2019-2020 fiscal year	10,195,676	174,871
Election of A. Douglas Eu† – Class II to serve until the annual meeting for the 2017-2018 fiscal year	10,201,229	169,318
Election of Barbara R. Claussen† – Class III to serve until the annual meeting for the 2018-2019 fiscal year	10,193,924	176,623

The other members of the Board of Trustees at the time of this meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, F. Ford Drummond, and James S. MacLeod continued to serve as Trustees of the Fund.
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* Messrs. Rappaport and Jacobson were elected by preferred shareholders voting as a separate class. All other trustees of Diversified Income & Convertible were elected by common and preferred shareholders voting together as a single class.
† Interested Trustee